UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

Sean S. Sullivan

Executive Vice President and Chief Financial Officer

AMC Networks Inc.

11 Pennsylvania Plaza

New York, NY 10001

(212) 324-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS AMC Networks Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 830 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 830 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Pursuant to that certain Agreement and Plan of Merger, dated as of July 29, 2018 (the “Merger Agreement”), by and among RLJ Entertainment, Inc. (the “Issuer”), AMC Networks Inc., a Delaware corporation (“AMC”), Digital Entertainment Holdings LLC, a Delaware limited company (“DEH”), and River Merger Sub Inc., a Nevada corporation (“Merger Sub”), on October 31, 2018, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of DEH (the “Merger”). At the effective time of the Merger (the “Effective Time), all securities of the Issuer owned by the Reporting Persons immediately prior to the Effective Time ceased to be outstanding and were cancelled without any payment of consideration therefor. Also at the Effective Time, the Issuer amended and restated its articles of incorporation such that the total number of authorized shares of the common stock, par value $0.001 per share (the “Common Stock”), of the Issuer is 1,000 shares. AMC Digital Entertainment Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of AMC (“AMC DE”), owns 83% of the membership interests of DEH. These figures are based on the 83% of the 1,000 shares of Common Stock of the Issuer beneficially owned indirectly through AMC DE. The Common Stock ceased trading on the NASDAQ Capital Market upon the close of trading on October 31, 2018 and became eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(2)

Also on October 31, 2018, pursuant to that certain Contribution Agreement, dated as of July 29, 2018 (the “Contribution Agreement”), by and among Robert L. Johnson, The RLJ Companies, LLC, RLJ SPAC Acquisition LLC, a Delaware limited liability company (“RLJ SPAC” and, together with Robert L. Johnson and The RLJ Companies, LLC, the “Johnson Entities”), AMC DE and DEH, immediately prior to the Effective Time, DEH issued to RLJ SPAC 17% of the membership interests of DEH. These figures do not include the 17% of the 1,000 shares of Common Stock of the Issuer beneficially owned by the Johnson Entities through RLJ SPAC’s membership interest in DEH.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 830 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 830 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Pursuant to the Merger Agreement, on October 31, 2018, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of DEH. At the Effective Time, all securities of the Issuer owned by the Reporting Persons immediately prior to the Effective Time ceased to be outstanding and were cancelled without any payment of consideration therefor. Also at the Effective Time, the Issuer amended and restated its articles of incorporation such that the total number of authorized shares of the Common Stock of the Issuer is 1,000 shares. AMC DE owns 83% of the membership interests of DEH. These figures are based on the 83% of the 1,000 shares of Common Stock of the Issuer beneficially owned indirectly through AMC DE. The Common Stock ceased trading on the NASDAQ Capital Market upon the close of trading on October 31, 2018 and became eligible for termination of registration under the Exchange Act.

(2)

Also on October 31, 2018, pursuant to the Contribution Agreement, immediately prior to the Effective Time, DEH issued to RLJ SPAC 17% of the membership interests of DEH. These figures do not include the 17% of the 1,000 shares of Common Stock of the Issuer beneficially owned by the Johnson Entities through RLJ SPAC’s membership interest in DEH.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 830 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 830 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Pursuant to the Merger Agreement, on October 31, 2018, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of DEH. At the Effective Time, all securities of the Issuer owned by the Reporting Persons immediately prior to the Effective Time ceased to be outstanding and were cancelled without any payment of consideration therefor. Also at the Effective Time, the Issuer amended and restated its articles of incorporation such that the total number of authorized shares of the Common Stock of the Issuer is 1,000 shares. AMC DE owns 83% of the membership interests of DEH. These figures are based on the 83% of the 1,000 shares of Common Stock of the Issuer beneficially owned indirectly through AMC DE. The Common Stock ceased trading on the NASDAQ Capital Market upon the close of trading on October 31, 2018 and became eligible for termination of registration under the Exchange Act.

(2)

Also on October 31, 2018, pursuant to the Contribution Agreement, immediately prior to the Effective Time, DEH issued to RLJ SPAC 17% of the membership interests of DEH. These figures do not include the 17% of the 1,000 shares of Common Stock of the Issuer beneficially owned by the Johnson Entities through RLJ SPAC’s membership interest in DEH.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Programming Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 830 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 830 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Pursuant to the Merger Agreement, on October 31, 2018, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of DEH. At the Effective Time, all securities of the Issuer owned by the Reporting Persons immediately prior to the Effective Time ceased to be outstanding and were cancelled without any payment of consideration therefor. Also at the Effective Time, the Issuer amended and restated its articles of incorporation such that the total number of authorized shares of the Common Stock of the Issuer is 1,000 shares. AMC DE owns 83% of the membership interests of DEH. These figures are based on the 83% of the 1,000 shares of Common Stock of the Issuer beneficially owned indirectly through AMC DE. The Common Stock ceased trading on the NASDAQ Capital Market upon the close of trading on October 31, 2018 and became eligible for termination of registration under the Exchange Act.

(2)

Also on October 31, 2018, pursuant to the Contribution Agreement, immediately prior to the Effective Time, DEH issued to RLJ SPAC 17% of the membership interests of DEH. These figures do not include the 17% of the 1,000 shares of Common Stock of the Issuer beneficially owned by the Johnson Entities through RLJ SPAC’s membership interest in DEH.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS IFC Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 830 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 830 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Pursuant to the Merger Agreement, on October 31, 2018, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of DEH. At the Effective Time, all securities of the Issuer owned by the Reporting Persons immediately prior to the Effective Time ceased to be outstanding and were cancelled without any payment of consideration therefor. Also at the Effective Time, the Issuer amended and restated its articles of incorporation such that the total number of authorized shares of the Common Stock of the Issuer is 1,000 shares. AMC DE owns 83% of the membership interests of DEH. These figures are based on the 83% of the 1,000 shares of Common Stock of the Issuer beneficially owned indirectly through AMC DE. The Common Stock ceased trading on the NASDAQ Capital Market upon the close of trading on October 31, 2018 and became eligible for termination of registration under the Exchange Act.

(2)

Also on October 31, 2018, pursuant to the Contribution Agreement, immediately prior to the Effective Time, DEH issued to RLJ SPAC 17% of the membership interests of DEH. These figures do not include the 17% of the 1,000 shares of Common Stock of the Issuer beneficially owned by the Johnson Entities through RLJ SPAC’s membership interest in DEH.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS AMC Digital Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 830 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 830 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Pursuant to the Merger Agreement, on October 31, 2018, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of DEH. At the Effective Time, all securities of the Issuer owned by the Reporting Persons immediately prior to the Effective Time ceased to be outstanding and were cancelled without any payment of consideration therefor. Also at the Effective Time, the Issuer amended and restated its articles of incorporation such that the total number of authorized shares of the Common Stock of the Issuer is 1,000 shares. AMC DE owns 83% of the membership interests of DEH. These figures are based on the 83% of the 1,000 shares of Common Stock of the Issuer beneficially owned indirectly through AMC DE. The Common Stock ceased trading on the NASDAQ Capital Market upon the close of trading on October 31, 2018 and became eligible for termination of registration under the Exchange Act.

(2)

Also on October 31, 2018, pursuant to the Contribution Agreement, immediately prior to the Effective Time, DEH issued to RLJ SPAC 17% of the membership interests of DEH. These figures do not include the 17% of the 1,000 shares of Common Stock of the Issuer beneficially owned by the Johnson Entities through RLJ SPAC’s membership interest in DEH.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Digital Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 830 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 830 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Pursuant to the Merger Agreement, on October 31, 2018, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of DEH. At the Effective Time, all securities of the Issuer owned by the Reporting Persons immediately prior to the Effective Time ceased to be outstanding and were cancelled without any payment of consideration therefor. Also at the Effective Time, the Issuer amended and restated its articles of incorporation such that the total number of authorized shares of the Common Stock of the Issuer is 1,000 shares. AMC DE owns 83% of the membership interests of DEH. These figures are based on the 83% of the 1,000 shares of Common Stock of the Issuer owned by DEH that are beneficially owned by the Reporting Persons through AMC DE. The Common Stock ceased trading on the NASDAQ Capital Market upon the close of trading on October 31, 2018 and became eligible for termination of registration under the Exchange Act.

(2)

Also on October 31, 2018, pursuant to the Contribution Agreement, immediately prior to the Effective Time, DEH issued to RLJ SPAC 17% of the membership interests of DEH. These figures do not include the 17% of the 1,000 shares of Common Stock of the Issuer beneficially owned by the Johnson Entities through RLJ SPAC’s membership interest in DEH.

Item 1. Security and Issuer.

This Amendment No. 12 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed by the Reporting Persons with the Commission on October 18, 2016, as further amended by Amendment No. 1 thereto, filed on June 20, 2017, Amendment No. 2 thereto, filed on June 30, 2017, Amendment No. 3 thereto, filed on October 3, 2017, Amendment No. 4 thereto, filed on January 3, 2018, Amendment No. 5 thereto, filed on January 8, 2018, Amendment No. 6 thereto, filed on February 26, 2018, Amendment No. 7 thereto, filed on April 2, 2018, Amendment No. 8 thereto, filed on July 2, 2018, Amendment No. 9 thereto, filed on July 30, 2018, Amendment No. 10 thereto, filed on August 10, 2018, and Amendment No. 11 thereto, filed on October 2, 2018 (collectively, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to add the following information:

On October 31, 2018, following the consummation of the transactions contemplated by that certain Contribution Agreement, dated as of July 29, 2018, by and among Robert L. Johnson, The RLJ Companies, LLC, RLJ SPAC Acquisition LLC (together with Robert L. Johnson and The RLJ Companies, LLC, the “Johnson Entities”), AMC Digital Entertainment Holdings LLC, a Delaware limited liability company (“AMC DE”), and DEH (the “Contribution Agreement”), and upon the Effective Time (as defined under Item 3 below), DEH became a majority-owned subsidiary of AMC Digital Entertainment Holdings LLC, with a minority interest of 17% held by RLJ SPAC Acquisition LLC. Also following the Effective Time, DEH changed its name to “RLJ Entertainment Holdings LLC”.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 6 of this Amendment is incorporated into this Item 3 by reference.

On October 30, 2018, DEH fully exercised the remainder of its Class B Warrant that expires on October 14, 2022 at $3.00 per share and was issued 6,637,429 shares of Common Stock by surrendering indebtedness outstanding under the Existing Credit Agreement having a principal amount equal to the aggregate exercise price for such shares of Common Stock of $19,912,287. On October 30, 2018, DEH also fully exercised its Class C Warrant that expires on October 14, 2023 at $3.00 per share and was issued 5,000,000 shares of Common Stock by surrendering indebtedness outstanding under the Existing Credit Agreement having a principal amount equal to the aggregate exercise price for such shares of Common Stock of $15,000,000. As a result of the exercise of the remainder of the Warrants, the Tranche B Term Loan under the Existing Credit Agreement is no longer outstanding.

On October 31, 2018, the Issuer issued 413,709 shares of Common Stock to DEH as payment of interest due to DEH on such date pursuant to that certain Credit and Guaranty Agreement, dated as of October 14, 2016, by and among the Issuer, certain subsidiaries of the Issuer as Guarantors, and DEH (as amended by Amendment No. 1 dated as of January 20, 2017, Amendment No. 2 dated as of June 16, 2017, Amendment No. 3 effective as of May 31, 2018 and Amendment No. 4 dated as of August 9, 2018, the “Existing Credit Agreement”).

On October 31, 2018, the Agreement and Plan of Merger, dated as of July 29, 2018 (the “Merger Agreement”), by and among the Issuer, AMC Networks Inc. (“AMC”) (solely for purposes of Section 10.7 thereof), DEH and River Merger Sub Inc. (“Merger Sub”), pursuant to which AMC agreed to acquire the Issuer, was approved by the common stockholders of the Issuer (the “RLJE Stockholders”) at a special meeting of the RLJE Stockholders. Also on October 31, 2018, following the approval of the Merger by the RLJE Stockholders, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of DEH (the “Merger”). Upon the effective time of the Merger (the “Effective Time”), DEH funded the approximately $58.9 million cash purchase price required for the consummation of the Merger with cash on hand contributed by Rainbow Media Holdings LLC.

Immediately prior to the effective time of the Merger, the Johnson Entities contributed to DEH, free and clear of any liens, all 2015 Warrants and shares of Common Stock beneficially owned by the Johnson Entities, pursuant to the terms of the Contribution Agreement, in exchange for a minority interest of 17% in DEH.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Amendment is incorporated into this Item 4 by reference.

Upon the Effective Time of the Merger, all securities of the Issuer owned by the Reporting Persons immediately prior to the Effective Time (including the Common Stock, Preferred Stock and 2015 Warrants) ceased to be outstanding and were cancelled without any payment of consideration therefor. As a result of the Merger, the Common Stock ceased trading on the NASDAQ Capital Market and became eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Issuer will file with the Securities and Exchange Commission a Certification and Notice of Termination of Registration on Form 15 with respect to the Common Stock, requesting that the Common Stock be deregistered under the Exchange Act and that the reporting obligations of the Issuer with respect to the Common Stock under Sections 13 and 15(d) of the Exchange Act be suspended. As a result, the Reporting Persons will no longer be subject to Section 13(d) reporting with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)

As of November 1, 2018, each of the Reporting Persons beneficially owns 830 shares of Common Stock of the Issuer held by DEH, which represents 83% of the number of shares of Common Stock of the Issuer outstanding following the effective time of the Merger. This figure does not include the 170 shares of Common Stock of the Issuer (or 17%) beneficially owned by the Johnson Entities through RLJ SPAC’s membership interest in DEH.

None of the Covered Persons directly owns any shares of Common Stock as of November 1, 2018; provided, however, that because of each Covered Person’s status as a controlling stockholder, director or executive officer of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

(b)

The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated into this Item 5(b) by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Common Stock reported for such Reporting Person.

(c)

Except for the transactions described in Item 3 and Item 4 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Stock of the Issuer during the past 60 days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

On October 31, 2018, concurrently with the consummation of the Merger, the Issuer, certain subsidiaries of the Issuer as Guarantors, and DEH entered into an Amended and Restated Credit and Guaranty Agreement (the “Credit Agreement”). Pursuant to the amended and restated Credit and Guaranty Agreement, the aggregate principal amount of the term loans extended to the Issuer by DEH under the Existing Credit Agreement were increased by $5 million (for a total of $28 million in outstanding term loans as of October 31, 2018) and the maturity date of the term loans was extended until October 31, 2021. In addition, the Credit Agreement permits the Issuer to borrow up to an additional $12 million in term loans at any point until October 31, 2021. Interest on the term loans will be payable to DEH in cash at a rate of 7.00% per annum. The $5 million term loan was funded with cash on hand contributed by Rainbow Media Holdings LLC. A copy of the Credit Agreement is attached as Exhibit 2 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated as of November 1, 2018.*

2	Amended and Restated Credit and Guaranty Agreement, dated as of October 31, 2018, by and between the Issuer, subsidiaries of the Issuer as Guarantors, the Lenders party thereto from time to time, and RLJ Entertainment Holdings LLC (formerly known as Digital Entertainment Holdings LLC).*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2018

AMC NETWORKS INC.

By:	/s/ Sean S. Sullivan
	Name:	Sean S. Sullivan
	Title:	Executive Vice President and Chief Financial Officer

RAINBOW MEDIA HOLDINGS LLC

By:	/s/ Sean S. Sullivan
	Name:	Sean S. Sullivan
	Title:	Executive Vice President and Chief Financial Officer

RAINBOW MEDIA ENTERPRISES, INC.

By:	/s/ Sean S. Sullivan
	Name:	Sean S. Sullivan
	Title:	Executive Vice President and Chief Financial Officer

RAINBOW PROGRAMMING HOLDINGS LLC

By:	/s/ Sean S. Sullivan
	Name:	Sean S. Sullivan
	Title:	Executive Vice President and Chief Financial Officer

IFC ENTERTAINMENT HOLDINGS LLC

By:	/s/ Sean S. Sullivan
	Name:	Sean S. Sullivan
	Title:	Executive Vice President and Chief Financial Officer

AMC DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ Sean S. Sullivan
	Name:	Sean S. Sullivan
	Title:	Executive Vice President and Chief Financial Officer

DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ Sean S. Sullivan
	Name:	Sean S. Sullivan
	Title:	Executive Vice President and Chief Financial Officer